UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

COMMISSION FILE NUMBER:

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D
☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant

Notis Global, Inc.

Former Name if Applicable

Medbox, Inc.

Address of Principal Office (Street and Number)

600 Wilshire Blvd., Ste. 1500

City, State and Zip Code

Los Angeles, CA 90017

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Based on recent events and due to limited resources and limited staff availability, Notis Global, Inc. (the “Company”) cannot complete the process of compiling and disseminating the information required to be included in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 (the “Form 10-Q”) for the relevant fiscal quarter without incurring undue hardship and expense.

The Company believes that its analysis will be complete, and the Company expects to file the Form 10-Q on or before May 23, 2016, within the time allowed by this extension.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

C. Douglas Mitchell	(800)	762-1452
Name	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such short period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statement to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report consolidated net income of approximately $1,248,000, for the quarter ended March 31, 2016, as compared to a consolidated net loss of approximately $4,434,000 for the same period of 2015. The decrease in net loss of approximately $5,681,000 was due to a favorable change in the fair value of derivative liability of approximately $6,641,000, change in fair value of warrant liability of approximately $556,000 and a decrease in loss from operations of approximately $457,000 offset by increase in financing cost of approximately $1,991,000.

We expect operating expenses to have decreased for the quarter ended March 31, 2016 compared to the same period of 2015 by approximately $118,000. The Company incurred approximately $3,932,000 in operating expenses for three months ended March 31, 2016 compared to approximately $4,050,000 for the three months ended March 31, 2015. The decrease of approximately $118,000 was primarily due to the decrease in general and administrative expenses of $120,000.

This unaudited financial information is preliminary based upon estimates and currently available information and does not reflect final estimates of contingent liabilities arising out of subsequent events and any final adjustments therein . The financial information presented above does not constitute a comprehensive statement of the Company’s financial results for the quarter ended March 31, 2016, and the Company’s final results may differ from these estimates.

Cautionary Statement Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995, and are intended to be covered by the safe harbor provided for under these sections. These statements may include words such as “believe,” “estimate,” “project,” “intend,” “expect,” “plan,” “anticipate,” and similar expressions in connection with any discussion of the timing or nature of future operating or financial performance or other events. Forward-looking statements reflect management’s current expectations and observations with respect to future events and financial performance. Where we express an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, our forward-looking statements are subject to risks, uncertainties, and other factors, which could cause actual results to differ materially from future results expressed, projected, or implied by those forward-looking statements.

Our actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including, but not limited to, a continued decline in general economic conditions nationally and internationally; decreased demand for our products and services; market acceptance of our products; the ability to protect our intellectual property rights; impact of any litigation or infringement actions brought against us; the outcome of litigation or regulatory proceedings, including those related to the SEC investigation of our revenue recognition methodologies and the restatement of our consolidated financial statements; the regulation and legalization of marijuana; risks in product development; inability to raise capital to fund continuing operations; and other factors.

We disclaim any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. If we update one or more forward-looking statements, no inference should be made that we will make additional updates with respect to those or other forward-looking statements.

The Registrant has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

NOTIS GLOBAL, INC.

(Name of registrant as specified in charter)

Dated: May 17, 2016	By:	/s/ C. Douglas Mitchell
C. Douglas Mitchell
Chief Financial Officer (Principal Financial Officer)